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                                                              Exhibit (4)(b)(xi)

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                          OPTIONAL DEATH BENEFIT RIDER
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This rider provides for an Optional Death Benefit which is coordinated with the
Optional Death Benefit at Death of Annuitant provision in the policy. While this rider is in effect, the amount payable as of the date of receipt of due proof of death will be the greater of:

 o The Death Benefit provided for under the Death Provisions section in the policy: or

 o The minimum death benefit as of the date we receive due proof of death.

Minimum Death Benefit

During the first policy year, the minimum death benefit is the total premiums paid, less adjustments for any partial surrenders (including any applicable surrender charges).

After the first policy year and until the policy anniversary that the Annuitant reaches age 81, the minimum death benefit is (a) plus (b) adjusted for (c), where:

  (a) is the policy's greatest Death Benefit on any previous policy anniversary;
  (b) is the total premiums paid since then; and
  (c) is any partial surrenders (including any applicable surrender charges) since that date.

Beginning on the policy anniversary that the Annuitant reaches age 81, the minimum death benefit is (a) plus (b) adjusted for (c), where:

  (a) is the policy's minimum Death Benefit on the policy anniversary that the Annuitant reaches age 80;
  (b) is the total premiums paid since then; and
  (c) is any partial surrenders (including any applicable surrender charges) since that date.

When Minimum Death Benefit is Calculated at Death of Annuitant: The minimum death benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated minimum death benefit will remain allocated to the various Investment Subdivisions and any Guarantee Account according to your last instructions. Therefore, the minimum death benefit will fluctuate with the performance of the underlying Investment Subdivisions and any Guarantee Account.

Annual Death Benefit Charge

This provision is added to the Account Value Benefits section of the policy.

There will be a charge made for this rider while it is in effect. This charge is made in arrears, at the beginning of each policy year after the first, and at surrender. The charge is made against the Account Value in the Separate Account. The maximum charge will be the rate shown on page 3 times the Account Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a prorata portion of the annual charge.

If the Guarantee Account applies and if the Account Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Account Value in the Separate Account. The excess of the charges over the Account Value in the Separate Account will then be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.
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When this Rider is Effective

This rider becomes effective on the policy date unless another date is shown on the policy data pages. It will remain in effect while this policy is in force and before income payments begin or until the policy anniversary following the date of receipt of your request to terminate the rider. If your request is received within 30 days following any policy anniversary, you may request that the rider terminate as of that anniversary.

For GE Life and Annuity Assurance Company,

                              /s/ Pamela S. Schutz

                              Pameia S. Schutz
                              President